Mail Stop 04-07								April 11,
2005

Via U.S. Mail and Fax (206- 652-2911)

Ole Bertram
President and Chief Executive Officer
Hungarian Telephone & Cable Corp
1201 Third Avenue, Suite 3400
Seattle, WA 98101

Re:	Hungarian Telephone & Cable Corp
	Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005

	File No. 001-11484


Dear Mr. Bertram:


      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ending December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies, page 32

1. Refer to your discussion of the Recovery of Goodwill. You should provide a discussion of the assumptions and approach used at arriving at the fair value of each of the Hungarotel Operating Areas and how the impairment test could change if different estimates or assumptions are used. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Revise your disclosures to provide a sensitivity analysis for this critical accounting policy and for the other items identified in this section as being critical in the preparation of your consolidated financial statements. For additional guidance, refer to our Release
No. 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.


Recovery of Goodwill

2. To help us understand how you perform the annual goodwill impairment test please provide us with a detail discussion of the first and second methods as carried out in your evaluation. In addition, confirm how many reporting units you have for purposes of performing the annual impairment test.

Item 9A. Controls and Procedures, page 51

3. Confirm in your response letter that the controls and procedures referenced in this section include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) under the Exchange Act.
Similarly revise this section in future filings or simply state that your disclosure controls and procedures are effective.




Consolidated Balance Sheets, page F-3

4. We refer to your disclosure on page F-19 with regard to your deferred tax asset and liability balances. Please note that is not appropriate to present these balances as a `net amount` in the Balance Sheet Statement. Refer to paragraph 41 of SFAS 109.


Consolidated Statements of Operations, page F-4

5. Revise your presentation of operating expenses to comply with Rule
5-03 (b) 2 of Regulation S-X. It appears you should present operating expenses separate from maintenance expenses.

6. In addition, since it appears as it is presented that the caption
"Operating and Maintenance Expenses" excludes depreciation and amortization for property and equipment that directly attributed to the generation of revenue. Revise to comply with SAB Topic 11: B.





*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
824-
5497 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.



							Sincerely,


							Larry Spirgel
							Assistant Director
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Ole Bertram
Hungarian Telephone & Cable Corp
April 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE